Exhibit 99.1

November 8, 2021

GOLD STANDARD EXPANDS NEAR SURFACE OXIDE MINERALIZATION AT THE LT DISCOVERY LOCATED THREE KILOMETERS FROM SOUTH RAILROAD PROJECT

Results include an intercept of 40 meters of 0.76 g Au/t oxide mineralization right at surface

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced significant confidence in its new LT discovery from five reverse circulation (“RC”) drill holes at LT as part of its 2021 Exploration and Development Program (see press release dated May 20, 2021). The LT discovery is located three kilometers to the northwest of the South Railroad Project.

(https://goldstandardv.com/site/assets/files/6138/lt-drill-map-and-cross-section.pdf)

Key Highlights:

  LT is located 3km from South Railroad Project and is a testament to the new geological team’s interpretation of the significant historical exploration data set.

  LT21-02 intersected an interval of 39.6m of 0.76 g Au/t oxidized gold mineralization starting from surface, including 7.6m of 1.96 Au/t.

  All five of the RC drill holes returned gold assays that started at or near surface.

  The 2021 program is a follow up of the significant intercepts from the 2020 LT program which included 30.5m of 0.78 g Au/t in hole LT20-08; 24.3m of 0.73 g Au/t in LT20-01; and 15.2m of 0.96 g Au/t in LT20-02.

  Drilling returned higher gold grades and thickness than adjacent historical drill holes, and suggests mineralization is open to the north and east.

Jason Attew, President and CEO, commented, “The expansion of mineralization at LT located just 3 kilometers from the South Railroad Project is the first of hopefully many successes from our new geological team and demonstrates the prospectivity of the Carlin Trend. With the second largest land package in the Carlin Trend next to Nevada Gold Mines, one of our near-term goals is to delineate a third economic oxide deposit to support further mine life extensions at South Railroad.”

Richard Yancey, Geology Manager, further commented, “The expansion of mineralization at-surface at LT is a product of many hours of reinterpretation of a comprehensive geological dataset that the new team inherited prior to approving the drill program for this year’s field season. Further testing of this exciting discovery will be a priority of our 2022 exploration program.”

Other Highlights:

  LT target mineralization is hosted in the multi-lithic breccia and Devil’s Gate limestone.

  Mineralization and breccia formation is controlled by a north-south fault zone that is within the same mineralization corridor as Pinion to the south.

LT Drill Results:

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Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
LT21-01	RC	100	-55	182.9	0-1.5	1.5	0.41
LT21-02	RC	5	-55	121.9	0-39.6	39.6	0.76
including					18.3-25.9	7.6	1.96
LT21-03	RC	90	-55	91.4	24.4-29.0	4.6	1.25
LT21-04	RC	90	-55	91.4	0-1.5	1.5	0.22
LT21-05	RC	90	-70	153.9	0-1.5	1.5	0.41
and					10.7-12.2	1.5	0.37

Note: Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All Gold Standard sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. Samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in either Sparks, NV or Hermosillo, Mexico where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP in Vancouver, B.C. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

All third party laboratories and service providers used or retained in the analysis of the samples are independent of Gold Standard.

Qualified Persons

Richard Yancey, Geology Manager, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the ability of the Company to delineate a third economic oxide deposit; the nature and extent of mineralization at the LT target; the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pit and area of demonstrated mineral resources South Railroad Project (“SRP”); and about the potential financing and construction of the SRP. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will delineate a third economic oxide deposit for SRP; that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the Preliminary Feasibility Study for SRP; and that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the Preliminary Feasibility Study for SRP, as a result of the Company’s Feasibility Study or otherwise; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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